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Mamo's Garlic Sauce

food manufacturing

628 S Church St
Lockhart, TX 78644
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $20,000 invested.
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THE PITCH
Mamo's Garlic Sauce is seeking investment to purchase new equipment, implement new marketing strateg
brand.
Generating RevenueExpanding Location
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OUR STORY

distributors considered us too small to carry.

This was also long before Google and the internet became ubiquitous, so since we had no other avenue or
pull the product out of the stores.

I never contemplated creating other products just so we would be carried by distributors.

My creation of MAMO'S Garlic Sauce was completely serendipitous, which was the reason we remained a

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Previous

Next

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THE RE-INTRODUCTION OF MAMO'S!

Over the years fans of MAMO'S Garlic Sauce continued to seek me out and encourage me to put it back o
to conforming to the industry's rules of presenting multiple products.

However, the game has now changed. Since the internet makes everything so easy, and Farmers Markets
these years MAMO'S Garlic Sauce IS BACK!!!!!

After Brian's untimely death in 2018, I wanted to do something to carry on his memory, and I realized that i
was the perfect solution.

I reintroduced it in 2019 and was amazed by its resilience and timeless appeal. Its ability to bounce back a
telling; the fact that there is still not another product like it on the market after all of these years speaks to
patented production process.

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THE TEAM

Michelle D Dean

Creator, Owner

Kristy Glomb

Owner

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OUR STORY

My favorite qualities of MAMO'S are the simplicity of the six ingredients, the addicting flavor, and its ability
the gourmet effort. Chefs know that fabulous meals don't have to be complicated; quality ingredients can

I recently discovered black (fermented) garlic, so I decided to make a batch of garlic sauce using the black
garlic.

I used the same amount of ingredients, and employed the exact same process as the original sauce. The f
from the original.

I never expected it to be so distinct. I find it amusing and ironic that we now (also serendipitously) have a s
would have loved to be a part of this.

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Data Room

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $20,000

Maximum Raise $50,000

Amount Invested $0

Investors 0

Investment Round Ends October 1, 2021

Summary of Terms

Legal Business Name Groovy Garlic Gals

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

1.6×

Investment Multiple 1.5×

Business's Revenue Share 1.3%-3.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2028

Financial Condition

Historical milestones

Mamo's Garlic Sauce has been operating since May 20, 2019 and has since achieved the following milesto

Opened a production space in Lockhart, Texas in May 2020

Achieved revenue of $ 13,562.00 in 2019, which then grew to $ 33,391.54 in 2020.

Historical financial performance is not necessarily predictive of future performance.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Mamo's Garlic Sauce's fundraising. Ho require additional funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

Reliance on Management

As a securities holder, you will not be able to participate in Mamo's Garlic Sauce's management or vote on decisions regarding Mamo's Garlic Sauce. Furthermore, if the founders or other key personnel of Mamo's Garlic Sauce or become unable to work, Mamo's Garlic Sauce (and your investment) could suffer substant

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of st various assumptions regarding operations. The validity and accuracy of these assumptions will depend in Mamo's Garlic Sauce and the key persons will have no control. Changes in assumptions or their underlying forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from th there can be no assurance that the actual operating results will correspond to the forecasts provided here a newly established entity and therefore has no operating history from which forecasts could be projected

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 mor that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell you to sell, you will likely have difficulty finding a buyer because there will be no established market. Given the hold your investment for its full term.

The Company Might Need More Capital

Mamo's Garlic Sauce might need to raise more capital in the future to fund/expand operations, buy proper members, market its services, pay overhead and general administrative expenses, or a variety of other rea additional capital will be available when needed, or that it will be available on terms that are not adverse to Mamo's Garlic Sauce is unable to obtain additional funding when needed, it could be forced to delay its bu altogether.

Changes in Economic Conditions Could Hurt Mamo's Garlic Sauce

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, c declining employment, changes in real estate values, changes in tax policy, changes in political conditions other factors are unpredictable and could negatively affect Mamo's Garlic Sauce's financial performance c event Mamo's Garlic Sauce ceases operations due to the foregoing factors, it can not guarantee that it wil generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Mam

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, cons
antitrust laws, and health care laws, could negatively affect Mamo's Garlic Sauce's financial performance
Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Mamo's Garlic Sauce's management will coincide: you bo
successful as possible. However, your interests might be in conflict in other important areas, including the
Sauce to act conservative to make sure they are best equipped to repay the Note obligations, while Mamo
aggressively to invest in the business. You would like to keep the compensation of managers low, while ma
can.

Future Investors Might Have Superior Rights

If Mamo's Garlic Sauce needs more capital in the future and takes on additional debt or other sources of fi
rights superior to yours. For example, they might have the right to be paid before you are, to receive larger
in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchar

Any company whose securities are listed on a national stock exchange (for example, the New York Stock E
rules about corporate governance that are intended to protect investors. For example, the major U.S. stoc
to have an audit committee made up entirely of independent members of the board of directors (i.e., direc
relationships with Mamo's Garlic Sauce or management), which is responsible for monitoring Mamo's Garl
Mamo's Garlic Sauce will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Mamo's Gar
successful than your initial expectations.

You Do Have a Downside

Conversely, if Mamo's Garlic Sauce fails to generate enough revenue, you could lose some or all of your m

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Mamo's Garlic Sauce, and the revenue of Mamo's Ga
disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And b
unpredictable, so is your ultimate return.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue
due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Mamo's Garlic Sauce. Mainvest never predicts or projects performance, ar
information. For additional information, review the official Form C filing with the Securities and Exchange C
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Mamo's Garlic Sauce isn't accepting investments right now, but is trying to get a sense of how they should
need to provide any money, and we won't be accepting money or selling securities, until all of its forms wit
to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live,
choose.
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